Filed by Dana Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dana Incorporated

Commission File No.: 001-01063

Date: June 11, 2026

The following communication is being filed in connection with the proposed business combination between Dana Incorporated and Mobility (USA) Corporation, a wholly owned subsidiary of Eaton Corporation plc.

Disclaimers aud w11h. or fiuui she<l 10, 1he SEC by Dana will be ava1fable frtt of charf!.e on Dana’s wehs!!e al hnps:1/danmncoll)Omted.gcs-web.cou, . TI,e infonnallou 111dude<l regulaTOJ)’ co,idit,ous. and any assumptions underlying any of1~e foregomg. are forw,ml looking statements 011, or accessible through. Eaton or Dana’s webs ire i, 1101 incoll)Omle-d by reference 1uto this communication. T11ese fo1wMd-looking statemenlS are based on Ealou and Dana’s currenl expectations and are suhjec1 lo risks aud u11certai11ties. Should one or more of these pa,1j{pmnsinrhrSolir’tarjm1 risks or u11certain1ies materialize. or should nuderl)1ll!l assumptions prow incon-ecr. acnml results may ,·n1y materially from those indicato!tlor a11ticipated by such forwi,rd-lookm!l smetu’l’UIS. T11e inchis1011 of such s1aremeuts should uol be reg.arded as a representa!ion thal such plans. es1iu1a1es or expecla!lOllli will be Earou. Dana. SpmCo and cenam oftheirrespec1iw directors and exec11uw officers may be deeme-d 10 be panicipants in the rohc1ta11011 of proxies 111 respect of aehie,·e-d. hnportaur factors 1hat could cause acmal re,;ulrs to diffe-r urnrerially fro111 such plans. estimate,; orexpecrnrions mclnde. amoni 01he-r,i. 1he ability 10 thepropose-drm11.SRC1ion h1fonna!i011abon11hedirectorsa11dexecn1l,·eofficersofEa1on.incl11din!ladescnp1ionof1heirdlrec1orindirec1in!eres!S.bysecurlty comple1e1heproposedtrn11sac1io110111helllneframeoro111he1ermscurrenl!yan1icipatt’dor atall.includingd11etoafailure10obtai11req11isitestockholderandor holdings or otherwise. is se1 forth in Eaton’s proxy sta1e111e111 for its 2026 Amrnal General Meeting ofShareholde,s, which was file-cl “ith 1he SEC Oil March 13, regulatory appro,·als: risks related to difficnl1ies. mab,hties or delays Ill integrahng lhe bus111esses of Dana and SpmCo: the ability to realize lhe an1ic1p.1!ed 2026.h1fonna1iouaboutthedirectorsaudexecutl\·eofficersofDana.mcl11diugadescript1onofthe1rdirec10riudirectmteres1s.bysecuntyholdingsor benefits of the proposed trnnsi,c1io11. i11clnd1u!lestimated cornbme-d EBITDA. eslnnated comb111e-d revenue and ~tima!e-d mu-rn1e cost S}1lergies: polent,al ,mpac! otherwise, is set forlh 111 Dana’s proxy statement for its 2026 A.mnml Meeling ofS1ock11olders. which was 6100 w,rh the SEC 011 March 13. 2026. Olher of1he ann01111ce-111e-111 or c011s11nmisiionofthe propos«I trnusac1i011 on Eaton and Dana·s stock prices: re.iric1ions on !he condnc1 ofEa1011 and Dana’s re.pe,:tiw infonnarionre!l<1rdiug1hepa11icipamsiutheproxyrohcitari011andadescrip1ionofrhe1rdirec1andindirect111teres1s,bysecurityholdinporo1h<’lwise.wi11be bus111esses pnor to dosm!l and 011 each of their abili1y 10 pursue a!tematins ro 1he propose<l trausaenon: the poss,b,liry 1lrnr rhe proposed mmsacnou may be conta111e-d m the Fonn S-4 and 1he proxy sta1e111enliprospe,cms and 01her relevam 111ate11a!s 10 be file-cl “i1h 1he SEC regard mg 1he proposffi transact1011 when such 111oreexpcusive1ocomplelethanan1icipa1e-d. i11clud111gasan:suhof 1111expec1edfactorsore,·ents.oru11fo,·eseeuorunk110\mliabili1ies; !he abilityofthe mat.-rials beco,11e a,11ilable. lm·est01·s should read lite Fomi JO. Fonn S-l/S-4, Sche-dule TO, Fonu S-4. !he prospectus offer to exchange and the proxy combine-cl company lo nupleuumt i1s business stnllegy: the iuab,lity oft he comhinOO company to retain a11d lnre key personnel: lhe occun·ence ofauy ewu! tha1 slatemeut prospecl115 carefully if and whe-11 a,-n,lable before making any \’Oting or in,·estment de.:-isious. You may ob1mn free copiesofthese docmne,ns from could!l1wrise101enuina1ionof1he proposeduansacrion:rheriskth.1t1ilockholderhu!l.11ioni11conuec1io11wi1hrbepropose-drmnsacr,onoro1herli1ig1111011. Earo11orD,111ausin!l1hesou1cesind,caredabol’e seulemellls or inwstiia1ions may affec11he 1imin!f. oroccrnwnceoftbe proposed rransi,c1ion or r\’su!t iu s1~1ifican1 costs of defouse. indenmifica1ion and liablli1y:risksrela1ingto1beabili1y1oob1ainfi11ancingfor1hetmns,,cu01111ponaccepmble1ennsora1a!l:e,·oh·in!llega!.1t-!l’’la101yandtaxre!limes:chauf!.esin NoQff;.,:orSolicjrahO,t l!-eneral econo,rnc and/or 111d1,st1y spee1fic co,1dn1ons: !lloba! economic reperenssions rela1od 10 U.S. and f!.lobal mfla1io11a1y pressmes a11d potent’”! recessionary concerns: 1he risks lhar lhe anticipated ta~ trca1ment of the proposod transaction is nm obtaine-d: 1he risl.: of g.reater than expecred difficulty in separn!ing lhe TI1isco,m11u11icatio11is1101iuteudMtoa11dshall1101cons1i111teanoffertosellorthesolici1ationofa110ITer1osellortbesolici1atio110fa110ITertob11yor b11si11ess of SpinCo from the other bnsines.ses of Eaton: risks related !o lhe d,smption ofmanagemeu! time from ougorn!l business operations due to !he peudeucy exchangeanysecnriues.orasohc1tmiouofany,·01eorawro,-nl.norsh,1lltherebeanysi,leofsec111it,esrnanyJurr&dic1ioninwhichsucboffer.sohci1a11on.sale of the propose-cl 1rnnsact1ou, or ot~er effects ofl~e pe11de11cyof1he propost’d tr:uisi,cr,011 011 tile rel.1t,ouship of auy ofrhe parries 10 1l1e transaci,o,, with 1l1e1r or excl1anf!.e wo11ld be unlawful prior 10 reitisrr:mou or qnahficauon nnderthe securities laws of any sud1J11risdicuon. No offer of securines sir all be made eXC”lH <’lnploytts, cus1ome1~. supplie-i~. or other c01u1te1pallles: nud ollt<’!·risk fac1m~derailod from 1ime 10 1ime m Ea1ou a11d Daua·i; repolls filed wnh rhe Secnmies by means ofa prospe,:ms meeting the requireumusofSec1ior1 10 ofrhe Securities Act or in a 1ransacti011 exempt from 1he registration requireme-111s of 1he and Exchange Conunissiou (1he “SEC’). inch,dmg Ea1011 and Dana’s ammal repons on Fonn 10-K. quancrly reports on Fonu 10-Q. currem repo,ts on Fonn 8-K SecunhesAct and olher doctmunts filed wi1h the SEC. including documents tlmt will be filt’d wi1h the SEC in com1ec1io11 wilh the proposed transachon. T11e fore!loing list of uuporta,n factorsisno1 e.~clusil’e. Nm~ Res•rding \jg ofNon-G:\AP fjmncia[ “fpsnres Ally fo,ward-looklllg statements speak only as of the dale of1his co111munica1io11. None of Ea!on. Dana or SpinCo undertakes. and each party expressly disclaims. ,1ny oblig.iiion to update a11y forwan!-looking slatements. whelher as a resull of11ew infonm1io11 or de\’elopmen!, f\rture ewnts or otherwise. excepl as hi addmou to the financial measures presente-d in acconlsncc w11h U.S. generally accep1e-d accouming pnnciples (“U.S. GAAP’”). ll11s conuuunlcanon mdudes require-cl by law. Readers are cautionffi nor 10 place 11nd11ereliauce on any oflhese forward -loolm1~ slatemeurs. certain non-GAAP liuaucial measures (collec1iwly, the ··Non-GAAP 1’1easures .. ). such as adj11s1M EBITDA. and adjuslffi EBITDA margin .. Tl,ese Nou-GAAP 1’1easmt-s should not be used in isol;,t1011 or as a s11bstiruteor allemariw to resul1s dc1erminod 111 accordance with U.S. GAAP. hi additiou, Dana’s aud Eaton’s 11 should also be nott’d that projecte-d financial infon11atio11 for the combined company is based 01111m1rn!lemenfs esunmtes. assump1ions and project1011s a11d bas defimnonsofthese Nou-GAAP 1’!easnres may nor be comparahle to s1mil,1rly r,1led non-GA.AP fiumic,al measures repolle-d by orhercom1,anies. A reconc1lint1011 1101 beeu prepared in confonnance wi1h th applicable accouutm!l requ11y1uenrs ofRciu!a11011 S·X relaiiug ro pro fonna finaucial infonnauou. and 1he required of these Nou-GAAP Measmes To the mosl direclly comparable finaucrnl measures calculated and reportt’d m accordaucewi!h U.S. GAAP can be found ,n Dana’s fo,1na adJnstmeuts ha,·e nor been apphe-d and arc 1101 [eflectffi there filings wi1h the SEC excepl for financial !lnidance Pnd other fo1ward-!ooki11i i11f0111ia1i011 since such a reconcihat10,1 is no! practicable wi1ho11t unreasonable pro 111. None of1lus 111fo1111.1tio11 should be c011S1dered 111 irolation from. or as a subsmme for. effon as Dana is unable to reasonably for,,.,ast cena111 amonms tha1 are necessary for such r”’one,lianon 1hehistoricalfi11a11cialsta!eu1entsofDa11aor SpinCo Inu,orlan l Infor mation About l htTnn,aclion and When 10 Find II ln cmmecrio,1 wnh the proposed 1rans,,et1011. SpmCo may file wi1h rhe SEC an infom1.11ioll iilatemo!tlt on Fonn 10 (“Fonn 10’”) or a registrnrio,1 s1a1e1ne-111 0,1 Fomi S- IIS-,1 (l he “Fonn S-l/S-4”) that constitutes a prospectus wi1h respect to 1be sl1ares of common stock. par value SO.OJ per share. ofSpinCo (the “SpinCo sJ,ares’”) to~ issued to Ea1ou shareholders in the propost’d e~change offer (1he “prospecrusloffer 10 exchange”). Eato,, may also file with the SEC’ a tender offer s!a!ernelll (1he “’Sche-d11le TO’”) with 1-es1iec110 lhe offer by Ea101110 exchaugeaU SpinCo shares forordi11a1y sliares. pa1 \’alue SO.Ol per shalt’. ofE,,1ou tha! are ,-nhdly tendered and 1101 properly wi1bdf3\\1l prior to the exp11111ion of the excl1m1!le offer (if auy). h1 addi1ion. SpinCo illl~nds 10 file wi1h rbe SEC a reiismu1on srn!emem 011 Fonu S--t (1 he “Fonu S--t’”) tha1 will include a pro.xy $1alemelll of Dana and 1ha1 also c011Stitute,; a prospeclusofSpiuCo with respec1 to the SpinCo shares lo I,., issued rn the proposed merger (the ‘”proxy statementiprospechis’”). Each of Eaton. Spi11Co and Dana nmy also file other re!e,·aut documenls wnh the SECregardinf,theprnposedtrnnsac1io11. Dana to Combine with Eaton’s Mobility Group Dana and Eaton Mobility to combine via a Reverse Morris Trust (RMT) transaction • Eaton’s Mobility Group valued at ~$5.1 B enterprise value • Proforma ownership ~50.1 % Eaton shareholders and ~49.9% Dana shareholders • Combined Company implied enterprise value of over $10B • We will remain Dana Incorporated Transaction transforms Dana and accelerates and expands Dana 2030 strategy • Materially enhances Dana’s scale acro ss Commercial Vehicle and Aftermarket • Accelerates growth trajectory across traditional and applied technology products • Highly complementary product portfolios Leadership • Bruce McDonald will serve as Executive Chairman • Byron Foster as Chief Executive Officer • Timothy Kraus remains Chief Financial Officer • Erin Rowse from Eaton will serve after closing as Chief Human Resource Officer • Three new members will be added to the Dana Board of Directors Timing 1 Fully • Transaction expected to close in the first quarter of 2027 syn ergized See “Disclaimers” for comments regarding the presentation of non-GAAP measures Transformative transaction combining two complementary businesses

Eaton's Mobility Group Overview

~$3.3B
2026E Sales

~65%
Commercial-Vehicle Market Applications

~35%
Light-Vehicle Market Applications

~25%
Aftermarket Sales

~19%
2026E Adjusted EBITDA Margin

CV Transmissions / Powertrain



Engine and Emissions Systems



Aftermarket



EV Products



Select Customers

PACCAR, Ford, IVECO, TATA, Volvo, Mahindra, Cummins, GM, Stellantis, Rivian, Hyundai, Daimler Truck, VW, Peterbilt, Mercedes-Benz, BYD, Traton, Great Wall

Company Overview

- Provider of mission-critical and safety-critical engineered solutions responsible for creating, distributing, and optimizing power for commercial and light vehicles and the aftermarket
- Innovation partner for OEM customers' needs, offering deep domain knowledge, proprietary technology, and system-level integration

Regional Sales Distribution



Asia Pacific
15%
Europe
17%
2026E
50%
North America
18%
South America

See "Disclaimers" for comments regarding the presentation of non-GAAP measures

4

Eaton's Mobility Group at-a-glance



Mobility Group HQ
Regional HQ
Engineering
Manufacturing
Sales & Support

Notes:
- Does not include joint venture production locations
- R&D locations are counted in the number of facilities

Sales
$3.3B
Estimated in 2026

Global facilities
37

Employees
13,000

Joint Ventures
with Cummins, NITTAN, and Fast Gear

Headquarters
Southfield, Michigan

Headquarters
North America: Southfield, Michigan
South America: Valinhos, Brazil
EMEA: Turin, Italy
APAC: Shanghai, China

5

100+ Year Heritage in Vehicle Component Manufacturing Eaton Sells Fast Eaton (Xi’an) Fast Eaton (Baoji) Eaton is Founded by Eaton Builds Scale as Eaton Acquires Yale & Beginning of Formal Heavy Axle & Drivetrain Company is Light Duty Eaton positions Joseph Eaton through Diversified Automotive Towne and Dole Valve Partnership with Nittan Brake Business to Formed, Focused on Transmission is Eaton Acquires Mobility Group the Creation of the and Truck Component - Beginning and Joint Development Dana Drivetrain Components Formed, Focused on Royal Power (Vehicle + eMobility First Ever Gear-Driven Supplier Diversification of Efforts in Engine Valve Acquires Transmission for Medium and Light-Duty Manual Solutions segments) to market Truck Axle Company Technology and Clutch Business Heavy-Duty Vehicles Transmissions for From Dana Commercial Vehicles l 1911 1920 1930 1940 1950 1960 1970 1980 1990 2000 2010 2020 2026+ Eaton Cummins Eaton Acquires Fuller Automated Transmission Eaton’s Initial Public Manufacturing Co. Eaton Focuses on Nittan + Eaton U.S. Nittan Global Tech is Technologies LLC Eaton Introduces Eaton Signs Global Offering, Branded as (Automotive Expanding the Portfolio Engine Valve Joint Formed, Focused on (ECJV) is Formed, JV ePowertrain (now Exclusive Agreement U.S.-Based Truck Axle Transmissions Beyond Truck and Venture is Formed localization of Products Focused on Heavy-Duty eMobility) Business Unit with Traxen for Company Automotive iO-Cruise® System Manufacturer) Automated Truck Transmissions Organic lnit1at1ves Inorganic lnit1at1ves Internal Combustion Technologies Passenger vehicle Valves and valve actuation Fuel emissions solutions Inlet check Grade Fuel vapor Variable valve Engine lvalves vent valves combo valves actuation valves Torque control Power connection: Performance connector Battery Eyelet Gearing lsolutions terminals terminals differentials

EV Technologies
Passenger vehicle
DANA
Power Distribution & Protection
Breaktor®
Aux PDU
Battery configuration switch
EV Fuses
Battery distribution unit
Power Connections
Busbars
Eyelet terminals
HPLB connector solutions
ePowertrain
EV differentials
EV gearing & contract manufacturing

8


Internal Combustion Technologies
Commercial vehicle
DANA
Transmissions
Clutches
Power connections
HPLB connector solutions
Battery terminals
Eyelet terminals
Engine brake
Engine valves
Valve actuation
Low voltage & Power Conversion

9

EV Technologies
Commercial vehicle
DANA
ePowertrain
Power Connections
Power Distribution & Protection
Low voltage & Power Conversion

10

Broad Customer Base

DANA

Torque Control

BYD, gm, Great Wall, HYUNDAI, Mahindra, STELLANTIS, ZF

Valves & Valvetrain

BMW, CATERPILLAR, CNH, DAF, Ferrari, Ford, GEELY, gm, Great Wall, Harley-Davidson, HONDA, IVECO, Mercedes-Benz, STELLANTIS, TATA, TRATON, VW, VOLVO, YUCHAI

Transmissions & Clutches

ASHOK LEYLAND, DAIMLER TRUCK, Ford, gm, ISUZU, IVECO, Mercedes-Benz, PACCAR, VW, VOLVO

2025A Trade Sales by Customer


14%
10%
7%
7%
6%
25%
32%
Customer 1
Customer 2
Customer 3
Customer 4
Customer 5
Customers 6-10
All Other

Superchargers

Edelbrock, Ford, gm, HARROP, JAGUAR, LAND ROVER, MAGNUSON, mazda, ROUSH, VOLVO

Fuel Emissions

BYD, COAVIS, Continental, DONGHEE, HWASHIN, KAUTEX, PHINIA, OPmobility

11

Eaton's Mobility Group Aftermarket Portfolio

Parts and Service tools for the growing population of AMTs	Clutches, Parts and Reman units for manual transmissions	Mobile hydraulic power components
 PRO+ SR		

12

Dana 2030: Combination Expands Growth Strategy



Applied Technologies Growth
Aftermarket Growth
Manufacturing Excellence
Traditional Product Growth
Dana
2030
Structural Cost Reduction
Profitable Growth
Margin Enhancement

Prior 2030 Sales Target	Revised 2030 Sales Target
~$10 billion	↑ ~$14-$15 billion

- Additional products will expand scale
- Accelerates 2030 growth targets with previous sales target expected to be achieved in 2027…
- Broadens scope of traditional products
  - CV transmissions
  - Cross-selling opportunity
- Aftermarket
  - Broader breadth and depth of products across all markets
- Enhances applied technologies strategy
  - Complementary EV products and capabilities

13

Cautionary Notes on Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Eaton Corporation plc (“Eaton”), Dana Incorporated (“Dana”) and Mobility (USA) Corporation (“SpinCo”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction and financing of the transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic and synergistic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Dana’s current expectations and are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, the ability to complete the proposed transaction on the timeframe or on the terms currently anticipated or at all, including due to a failure to obtain requisite stockholder and/or regulatory approvals; risks related to difficulties, inabilities or delays in integrating the businesses of Dana and SpinCo; the ability to realize the anticipated benefits of the proposed transaction, including estimated combined EBITDA, estimated combined revenue and estimated run-rate cost synergies; potential impact of the announcement or consummation of the proposed transaction on Eaton and Dana’s stock prices; restrictions on the conduct of Eaton and Dana’s respective businesses prior to closing and on each of their ability to pursue alternatives to the proposed transaction; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, or unforeseen or unknown liabilities; the ability of the combined company to implement its business strategy; the inability of the combined company to retain and hire key personnel; the occurrence of any event that could give rise to termination of the proposed transaction; the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks relating to the ability to obtain financing for the transaction upon acceptable terms or at all; evolving legal, regulatory and tax regimes; changes in general economic and/or industry specific conditions; global economic repercussions related to U.S. and global inflationary pressures and potential recessionary concerns; the risks that the anticipated tax treatment of the proposed transaction is not obtained; the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of Eaton; risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and other risk factors detailed from time to time in Eaton and Dana’s reports filed with the Securities and Exchange Commission (the “SEC”), including Eaton and Dana’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Dana does not undertake, and expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

It should also be noted that projected financial information for the combined company is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Dana or SpinCo.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, SpinCo may file with the SEC an information statement on Form 10 (“Form 10”) or a registration statement on Form S-1/S-4 (the “Form S-1/S-4”) that constitutes a prospectus with respect to the shares of common stock, par value $0.01 per share, of SpinCo (the “SpinCo shares”) to be issued to Eaton shareholders in the proposed exchange offer (the “prospectus/offer to exchange”). Eaton may also file with the SEC a tender offer statement (the “Schedule TO”) with respect to the offer by Eaton to exchange all SpinCo shares for ordinary shares, par value $0.01 per share, of Eaton that are validly tendered and not properly withdrawn prior to the expiration of the exchange offer (if any). In addition, SpinCo intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of Dana and that also constitutes a prospectus of SpinCo with respect to the SpinCo shares to be issued in the proposed merger (the “proxy statement/prospectus”). Each of Eaton, SpinCo and Dana may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form 10, Form S-1/S-4, Schedule TO, Form S-4, prospectus/offer to exchange, proxy statement/prospectus or any other document that Eaton, SpinCo or Dana may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, THE SCHEDULE TO, THE PROSPECTUS/OFFER TO EXCHANGE, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EATON, DANA, SPINCO AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form 10, Form S-1/S-4, Schedule TO, Form S-4, the prospectus/offer to exchange and the proxy statement/prospectus (if and when available) and other documents containing important information about Eaton, Dana and SpinCo and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Eaton and SpinCo will be available free of charge on Eaton’s website at https://www.eaton.com/us/en-us/company/investor-relations.html. Copies of the documents filed with, or furnished to, the SEC by Dana will be available free of charge on Dana’s website at https://danaincorporated.gcs-web.com/. The information included on, or accessible through, Eaton or Dana’s website is not incorporated by reference into this communication.

Participants in the Solicitation

Eaton, Dana, SpinCo and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Eaton, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Eaton’s proxy statement for its 2026 Annual General Meeting of Shareholders, which was filed with the SEC on March 13, 2026. Information about the directors and executive officers of Dana, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Dana’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 13, 2026. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Form 10, Form S-1/S-4, Schedule TO, Form S-4, the prospectus/offer to exchange and the proxy statement/prospectus carefully if and when available before making any voting or investment decisions. You may obtain free copies of these documents from Eaton or Dana using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or in a transaction exempt from the registration requirements of the Securities Act.

Note Regarding Use of Non-GAAP Financial Measures

In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), this communication includes certain non-GAAP financial measures (collectively, the “Non-GAAP Measures”), such as adjusted EBITDA and adjusted EBITDA margin. These Non-GAAP Measures should not be used in isolation or as a substitute or alternative to results determined in accordance with U.S. GAAP. In addition, Dana’s and Eaton’s definitions of these Non-GAAP Measures may not be comparable to similarly titled non-GAAP financial measures reported by other companies. A reconciliation of these Non-GAAP Measures to the most directly comparable financial measures calculated and reported in accordance with U.S. GAAP can be found in Dana’s filings with the SEC except for financial guidance and other forward-looking information since such a reconciliation is not practicable without unreasonable effort as Dana is unable to reasonably forecast certain amounts that are necessary for such reconciliation.